# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Quality Industrial Corp., CIK 0001393781
CUSIP: 96773L106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 505 Montgomery Street, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 0001213900-24-106581
Filed by CIK 0001819794
Persons authorized to receive notices and communications: John-Paul Backwell, c/o Fusion Fuel Green PLC,, 9 Pembroke Street Upper, Dublin, Ireland (L2), D02 KR83, 353 1 961 9350

## Reporting persons
- Fusion Fuel Green PLC (CIK 0001819794): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ireland (L2); source of funds: working capital (WC), other (OO); sole voting power 100,312,334; shared voting power 0; sole dispositive power 100,312,334; shared dispositive power 0; aggregate amount beneficially owned 100,312,334 (51.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Quality Industrial Corp.
Address of issuer's principal executive offices: 505 Montgomery Street, San Francisco, California (CA), 94104

## Item 2. Identity and Background
Name of person filing: The name of the reporting person is Fusion Fuel Green PLC (the "Reporting Person"). Set forth in Exhibit A hereto is the name, position with the Reporting Person, present principal occupation or employment, principal business address, name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the executive officers and directors of the Reporting Person.
Residence or business address: The principal business address of the Reporting Person is 9 Pembroke Street Upper, Dublin, D02 KR83, Ireland.
Present principal occupation or employment: The principal business of the Reporting Person is to provide certain energy products and services.
Criminal convictions in the last five years: During the last five years, the Reporting Person and each of the persons set forth in Exhibit A hereto have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person and each of the persons set forth in Exhibit A hereto have not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Irish public limited company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by the undersigned with respect to Quality Industrial Corp., a Nevada corporation (the "Issuer"), on December 6, 2024 (the "Schedule 13D"), is incorporated by reference herein and amended to add the information contained in Amendment No. 1 to the Schedule 13D previously filed by the undersigned with the SEC with respect to the Issuer on August 6, 2025, the information contained in Amendment No. 2 to the Schedule 13D previously filed by the undersigned with the SEC with respect to the Issuer on October 29, 2025, and the information contained in Amendment No. 3 to the Schedule 13D previously filed by the undersigned with the SEC with respect to the Issuer on December 4, 2025, which is incorporated by reference herein and amended to add the information below.

On February 23, 2026, the Reporting Person converted 8,500 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Issuer ("Series B Preferred Stock"), into 8,500,000 shares of Common Stock, par value $0.001 per share, of the Issuer ("common stock"), pursuant to the Certificate of Designation of Series B Convertible Preferred Stock of the Issuer (the "Series B Certificate of Designation"). The conversion was effected for no cash consideration, in accordance with the Series B Certificate of Designation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment No. 4 to the Schedule 13D (this "Amendment No. 4"), the Reporting Person is the beneficial owner of a total of 100,312,334 shares of the common stock, representing approximately 51.9% of the outstanding shares of common stock. The denominator of the fraction upon which this percentage is calculated is based on 193,266,631 shares of common stock outstanding as of March 23, 2026, based on information provided by the Issuer. The numerator of the fraction upon which the percentage is calculated is based on the total of 100,312,334 shares of common stock that were beneficially owned as of the date of this Amendment No. 4.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over the shares of common stock of the Issuer that are beneficially owned by the Reporting Person as of the date of this Amendment No. 4.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 4, the Reporting Person has not effected any transactions in the common stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Executive Officers and Directors of Fusion Fuel Green PLC

Exhibit 1: Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 to Report in Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025). https://www.sec.gov/Archives/edgar/data/1819794/000121390025022234/ea023339101ex2-1_fusion.htm

Exhibit 2: Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC (incorporated by reference to Exhibit 3.1 to Report on Form 6-K filed by Fusion Fuel Green PLC on March 10, 2025). http://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_31.htm

Exhibit 3: Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons (incorporated by reference to Exhibit 10.1 to Report on Form 6-K filed on November 27, 2024). https://www.sec.gov/Archives/edgar/data/1819794/000117184324006609/exh_101.htm

Exhibit 4: Stock Purchase Agreement, dated as of August 1, 2025, between Fusion Fuel Green PLC and Quality Industrial Corp. (incorporated by reference to Exhibit 4 to Schedule 13D/A filed by Fusion Fuel Green PLC on August 5, 2025) https://www.sec.gov/Archives/edgar/data/1393781/000164117225022314/ex4.htm.

Exhibit 5: Certificate of Designation of Series B Convertible Preferred Stock of Quality Industrial Corp. (incorporated by reference to Exhibit 4.5 to Quarterly Report on Form 10-Q filed by Quality Industrial Corp. on November 19, 2024). sec.gov/Archives/edgar/data/1393781/000121390024100213/ea022103201ex4-5_quality.htm

## Signatures
- Fusion Fuel Green PLC: /s/ John-Paul Backwell, John-Paul Backwell (03/23/2026)